Exhibit 99.1

MBody AI To Begin Trading Under New Nasdaq Ticker Symbol “MBAI” $MBAI

Ticker change for Check-Cap’s ($MBAI) transformation into a publicly traded embodied-AI company and ongoing strategy to scale enterprise automation with a hardware-agnostic AI platform.

LAS VEGAS, NEVADA, UNITED STATES and ISFIYA, ISRAEL, Dec. 01, 2025 (GLOBE NEWSWIRE) --

MBody AI Corp. (“MBody AI”), and Check-Cap Ltd. (the “Company”), today announced that its Nasdaq ticker symbol will change from “CHEK” ($CHEK) to “MBAI” ($MBAI), effective at the opening of trading December 2, 2025. The new ticker reflects an important step in the Company’s previously announced and approved merger and supports its transition into a global leader in embodied artificial intelligence.

No action is required from existing shareholders. The Company’s CUSIP number remains unchanged.

A Milestone Moment for Embodied AI Commercialization

U.S. and international enterprises are rapidly shifting from pilot robotics projects to full-scale embodied-AI deployments. This acceleration is being driven by three converging forces:

- Persistent labor shortages and rising labor costs

- Rising compliance and safety requirements

- Significant recurring cost and efficiency gains associated with physical AI systems

MBody AI’s hardware-agnostic platform allows organizations to orchestrate robots, sensors, autonomous carts, AMRs, and facility-wide automation systems through a single enterprise-grade AI layer, similar to how cloud platforms abstracted software from underlying hardware.

This platform-level strategy enables faster deployments, reduced operational risk, and measurable financial impact across hospitality, healthcare, logistics, retail, and industrial environments.

Leadership Commentary

John Fowler, Chief Executive Officer of MBody AI, stated:

“The transition to ticker symbol MBAI marks a milestone in the merger that will establish MBody AI as a public markets leader in embodied artificial intelligence. We are positioned at the center of one of the most important technology shifts of the decade: embodied AI is poised to transform every major workplace in America. Our platform is already deployed across Fortune 500 companies, and demand continues to accelerate.”

David Lontini, Chairman of the Board, added:

“Today’s ticker change is not symbolic, it formally establishes us as one of Nasdaq’s only true embodied-AI companies. With a unified hardware-agnostic architecture, MBody AI is building the category leader for physical automation at global scale. I could not be prouder to deliver this value to our shareholders.”

About MBody AI

MBody AI is a global market leader in embodied artificial intelligence, creating the autonomous workforce of the future. Its proprietary, hardware-agnostic MBody AI Orchestrator™ technology stack integrates robotic and sensor-based systems across industries, enabling human-like adaptability, situational awareness, and operational excellence at scale. MBody AI already powers Fortune 500 enterprises and blue-chip clients. Visit www.mbody.ai

About Check-Cap Ltd.

Check-Cap Ltd. (NASDAQ: CHEK) is an innovative technology company. Through its shareholder-approved merger with MBody AI, Check-Cap will transform into a publicly traded leader in embodied AI.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Securities Act of 1933 and the Securities Exchange Act of 1934. Statements include expectations regarding the merger, growth potential, regulatory approvals, and market opportunities. Actual results may differ materially from those indicated, as a result of, among other factors, the satisfaction of closing conditions, the receipt of required regulatory and shareholder approvals, integration risks following the merger, changes in market demand, commercialization risks, competitive dynamics, macroeconomic conditions, and other risks and uncertainties described in the Company’s filings with the SEC, including the Form 6-K furnished on November 17, 2025. The companies undertake no obligation to update these statements except as required by law.

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